Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

March 9, 2017

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Cap Fund, Inc. Post-Effective Amendment Nos. 221 and 222 File Nos. 2-29901 and 811-01716

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendments to the registration statement filed on December 29, 2016, on Form N-1A for Advisor Class shares for AB Emerging Markets Growth Portfolio (renamed AB Performance Fee Series - Emerging Markets Growth Portfolio) ("Emerging Markets Growth Portfolio")  and for Advisor Class shares of the AB Performance Fee Series - Large Cap Growth Portfolio ("Large Cap Growth Portfolio"), AB Performance Fee Series - US Thematic Portfolio ("US Thematic Portfolio"), AB Performance Fee Series - Core Opportunities Portfolio ("Core Opportunities Portfolio") and AB Performance Fee Series - International Strategic Core Portfolio ("International Strategic Core Portfolio") (each a "Fund"), each a series of AB Cap Fund, Inc. (the "Registrant"). You provided the Staff's comments to me by telephone on February 10, 2016.

The Staff's comments and our responses thereto are discussed below.  The changes referenced in the responses will be reflected in a Rule 485(b) post-effective amendment ("PEA") to the registration statement of Registrant filed prior to the effective date of the PEAs filed on December 29, 2016.

FACING SHEET

Comment 1:
Please ensure that the facing sheet of Registrant's next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:	The facing sheet of Registrant's next post-effective amendment will include the approximate date of the proposed public offering and the class of shares being registered.

Comment 2:	Include ticker symbols on the cover page of the Prospectus.

Response:	The ticker symbols will be included on the cover page of the final Prospectus, which will be included in the Rule 497 filing.

Comment 3:
Explain the inclusion of four new funds, the registration of which is subject to 75-day Staff review, and an existing fund, subject to 60-day Staff review, in the same Prospectus and statement of additional information ("SAI") for purposes of Staff review.  The new funds should have appeared in a stand-alone Prospectus, separate from the Prospectus of the existing fund.

Response:
The Funds were included in the same Prospectus and SAI because they will be offered in the same Prospectus, offering the same class of shares and featuring a similar fulcrum fee.  Registrant made separate filings of the same Prospectus and SAI for the existing fund and new funds under Rules 485(a)(1) and 485(a)(2) of the Securities Act of 1933, respectively. Registrant believed this format would reduce redundant disclosure and facilitate Staff review.

PROSPECTUS

Summary Information

Comment 4:	The missing data in the fund operating expenses table of each Fund summary must be completed and submitted to the Staff for review prior to the effective date of the post-effective amendment.

Response:	Completed fee and expense data has been submitted to the Staff for review and will be reflected in a Rule 485(b) filing made prior to the effective date of the post-effective amendment.

Comment 5a:	Confirm that the base fee cited in footnote (a) to the operating expenses table appears as the management fee in the operating expenses table.

Response:	Registrant confirms that the base fee cited in footnote (a) appears as the management fee in the operating expenses table.

Comment 5b:	Cite the performance benchmark for each Fund in footnote (a) to the operating expenses table.

Response:	This information has been added to the Prospectus in response to this comment.

Comment 5c:
Delete the second paragraph of footnote (a) to the operating expenses table, which references the minimum advisory fee and management fees paid during the "Performance Period."  This information is not necessary for the Fund Summary and appears later in the Prospectus.

Response:	This information has been removed from the Prospectus in response to this comment.

Comment 5d:	Explain supplementally why the initial "Performance Period" is for 19 months and then reduced to a 12-month period.

Response:	The initial period is through the end of 2018, so that subsequent Performance Periods will each be a calendar year.

Comment 6a:	Regarding footnote (c) to the operating expenses table, confirm supplementally that each expense limitation agreement may be terminated only by a Fund board.

Response:	Registrant confirms that each expense limitation agreement for the Fund may be terminated prior to its expiration only by the Fund's board.

Comment 6b:
The disclosure in footnote (c) to the operating expenses table indicates that any fees waived and expenses borne by the Adviser may be reimbursed by a Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne, subject to certain limitations.  The Staff's position is that it would not be appropriate for the Fund's operating expenses table to show total annual operating expenses net of waived fees where the recoupment does not occur within three years of the specific waiver.  Furthermore, Registrant would need to explain, based on an analysis under Statement of Financial Accounting Standards No. 5/Accounting Standards Codification subtopic 450-20 ("FAS 5"), whether potential reimbursements beyond three years under the fee waiver agreement would need to be disclosed as a current liability of the Fund.

Response:
Registrant notes that Instruction 3(e) to Item 3 of Form N-1A, which addresses the requirements for reflecting expense reimbursement/fee waiver arrangements in the fee table, indicates that the table may reflect the amount of the expense reimbursement or fee waiver, and the fund's net expenses after subtracting the fee reimbursement or expense waiver from total fund operating expenses, provided the expense reimbursement/fee waiver agreement is effective for a period of no less than one year from the effective date of the fund's registration statement.  This requirement is supplemented by the Staff's response to Question 6 of the Q&A Letter on Form N-1A, dated October 2, 1998, which requires the expense limitation/fee waiver arrangement to be contractual.  These requirements for reflecting a fund's net expenses are not conditioned, however, on the duration of any recoupment provision of the expense reimbursement/fee waiver agreement.

  The Staff's position appears to be that a fund should record a liability for any recoupment obligation in an expense reimbursement/fee waiver agreement extending beyond three years from the date of waiver or reimbursement by the Adviser, with any such liability offsetting the waived/reimbursed amount that would otherwise be reflected in that line of the Fee Table. Registrant is not aware of any accounting standard or other applicable guidance concerning recording a liability that is based on the specific duration of the recoupment obligation, as the Staff's position suggests.  According to FASB ASC 946-20-25-4, a liability for recoupable expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the recoupable expenses to the adviser by the fund and the attendant circumstances meet the following criteria:

1.
the reimbursement obligation (a) embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened (see FASB Statement of Financial Accounting Concepts No. 6); and

2.	the reimbursement obligation is probable of occurring and the amount of the obligation can reasonably be estimated (see FAS 5).

Registrant believes that a Fund's contingent obligation to the Adviser under the expense limitation/fee waiver agreement to reimburse the Adviser for any amount the Adviser has reimbursed/waived during the period of three years beginning from the end of the fiscal year in which such amount was waived/reimburse (such period, "recoupment period" and such amounts, "recoupable expenses") does not meet the requirements set forth above.

Registrant notes that the recoupment period is limited and is not for a period substantially greater than that necessary for a Fund to demonstrate its economic viability (see FASB ASC 946-20-25-4).  Registrant also notes that the recoupment period is three years measured on a fiscal year basis, which is appropriate given that the fee table is based on a fiscal year period.

A Fund's obligation to reimburse recoupable expenses to the Adviser is conditioned upon when the Fund's expenses fall below the percentage limitation reflected in the expense limitation agreement.  This, in turn, is tied to when the Fund gathers sufficient assets to make the expense limitation inapplicable.  Currently, there are no assets in any Fund such that the event obligating a Fund to reimburse the Adviser for recoupable expenses has occurred, and there are no commitments for investments in the Fund at this time supporting a determination that the specified asset level for the reimbursement is probable.

Furthermore, given the level of the expense cap on "Total Other Expenses" and the projected rate of growth of assets for each Fund, the Adviser does not expect the expenses of a Fund to decline below the cap at any time during the recoupment period and therefore does not believe that recoupment is probable.

In addition, the amount of any potential reimbursement by a Fund cannot reasonably be estimated.  This factor is also based on inputs that cannot be determined at this time, such as a Fund's asset levels, amounts waived/reimbursed by the Adviser previously, and other factors.

For these reasons, Registrant believes that no Fund should record a liability for its recoupment obligation under the expense limitation agreement.

Comment 6c:
Delete the second paragraph of footnote (c) to the operating expenses table, which references a daily fee limitation. This information is not necessary for the Fund Summary and appears later in the Prospectus.

Response:	This information has been removed from the Prospectus in response to this comment.

Comment 7:
Review disclosures for Large Cap Growth Portfolio to ensure appropriate risks are disclosed. The Staff notes that references under "Principal Strategies" to large-capitalization companies, exchange-traded funds and growth investing do not have corresponding risk disclosures.

Response:
Registrant has revised the disclosure for exchange-traded funds and growth investing in response to this comment but believes that the risks of investing in large-capitalization companies are adequately reflected under "Principal Risks" and "Additional Information about the Funds' Risks and Investments" in the Prospectus.

Comment 8:
US Thematic Portfolio states under "Principal Strategies" that its 80% investment policy may not be changed without 60 days' prior written notice to shareholders, while Large Cap Growth Portfolio and Emerging Markets Growth Portfolio do not have such a reference similarly located.

Response:
Registrant has revised the disclosure for US Thematic Portfolio to make it consistent with that of Large Cap Growth Portfolio and Emerging Markets Growth Portfolio.  Registrant notes that information regarding notice of any change in the 80% investment policy of a Fund is provided under "Additional Information about the Funds' Risks and Investments – Additional Risks and Other Considerations – Changes in Investment Objectives and Policies" in the Prospectus.

Comment 9:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the ICI Letter.

Comment 10:	For the Funds that have an 80% investment policy and may invest in derivatives, will derivatives count towards the 80% investment bucket, and, if so, how will such derivatives be valued?

Response:
To the extent derivatives are referenced in a Fund's 80% investment policy, derivatives count towards the 80% investment bucket, and for such purpose derivative positions are valued based on market value.  Clarifying disclosure under "Principal Strategies" in the Prospectus has been added where necessary.

Comment 11:	Review the disclosures for "focused portfolio risk" and "non-diversification risk" to ensure these risks are adequately distinguished.

Response:
Registrant has reviewed and eliminated these risk disclosures.  Registrant has also revised the disclosure for the Funds to reflect that each Fund is diversified, including disclosure in the SAI to indicate that each Fund's classification as a diversified company is a fundamental policy.

Comment 12:	Review disclosures for US Thematic Portfolio to ensure appropriate risks are disclosed, in particular with respect to growth investing and mid- to large-capitalization companies.

Response:
Registrant has revised the disclosure for growth investing and mid-capitalization companies in response to this comment but believes that the risks of investing in large-capitalization companies are adequately reflected under "Principal Risks" and "Additional Information about the Funds' Risks and Investments" in the Prospectus.

Comment 13:
Review disclosures for Core Opportunities Portfolio to ensure appropriate risks are disclosed, in particular with respect to value stocks, companies with different market capitalizations and exchange-traded funds.  A risk disclosure is provided for currency risk, but no corresponding strategy disclosure is provided.

Response:
Registrant has revised the disclosure regarding exchange-traded funds and added risk disclosure regarding market capitalization but believes that the risks of investing in value stocks are adequately reflected under "Principal Risks" and "Additional Information about the Funds' Risks and Investments" in the Prospectus.  Registrant has reviewed the disclosure under "Principal Strategies" and removed disclosure under "Principal Risks" regarding foreign risk and currency risk.

Comment 14:
For International Strategic Core Portfolio, explain supplementally how the Fund's disclosure connotes diversification among investments in a number of different countries throughout the world.  See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) and Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec.14, 2001). The disclosure should be revised to indicate that the Fund will invest at least 40% of its net assets in non-U.S. investments.

Response:
The Fund's disclosure states that the Fund invests in companies in at least three countries other than the United States and invests primarily in common stocks of non-U.S. companies. The Fund believes this disclosure is consistent with SEC and SEC Staff guidance regarding the use of "international" in a fund's name.

Comment 15:
For International Strategic Core Portfolio, explain why mid- and large-capitalization companies are defined as companies that have market capitalizations of $1.5 billion or more.  Cite to the eligibility criteria of an index or other industry source supporting this classification.

Response:	The Fund's benchmark index is the MSCI EAFE Index, whose low-end of the capitalization range is $1.2 billion. Registrant therefore believes its disclosure is adequate.

Comment 16:	For International Strategic Core Portfolio, there is a "non-diversification risk" disclosure yet there is no corresponding reference to non-diversification under "Principal Strategies."

Response:
Registrant has reviewed and eliminated this risk disclosure.  Registrant has also revised the disclosure for the Fund to reflect that the Fund is diversified, including disclosure in the SAI to indicate that the Fund's classification as a diversified company is a fundamental policy.

Comment 17:	Review disclosures for International Strategic Core Portfolio to ensure appropriate risks are disclosed, in particular with respect to large-capitalization companies.

Response:
Registrant believes that the risks of the Fund's investments are appropriately reflected under the "Principal Risks" and "Additional Information about the Funds' Risks and Investments" in the Prospectus.

Comment 18:	For Emerging Markets Growth Portfolio, explain supplementally the status of the Fund's Class A and Class C shares and how these classes will be offered given the new advisory fee.

Response:
Like the Advisor Class shares of the Fund, Class A and Class C shares are not currently offered publicly. Class A and Class C shares of the Fund, however, will be liquidated prior to the effective date of the PEA implementing the new advisory fee.

Comment 19:	Explain supplementally how Emerging Markets Growth Portfolio will seek a shareholder vote to approve the new advisory fee.

Response:
As noted in the response to Comment 18, the Fund's shares are not offered publicly. Only seed money of the Fund's investment adviser (the "Adviser") is invested in the Fund, so the Fund's only shareholder is the Adviser.  Shareholder approval has been obtained from the sole shareholder in accordance with the Fund's Articles of Incorporation and Bylaws.

Comment 20:	For Emerging Markets Growth Portfolio, remove footnote (b) to the operating expenses table, which references estimated other expenses, given that the Fund is in operation.

Response:	This information has been removed from the Prospectus in response to this comment.

Comment 21:	For Emerging Markets Growth Portfolio, explain how derivatives are valued for purposes of the Fund's 80% investment policy.

Response:	As explained in the response to Comment 10, the Fund's derivative positions are valued based on market value.

Comment 22:	Under "Principal Strategies" for Emerging Markets Growth Portfolio, no definition of emerging markets is provided.

Response:	The Prospectus has been revised in response to this comment.

Comment 23:
Under "Principal Strategies" for Emerging Markets Growth Portfolio, the disclosure states that the Adviser will not target any particular sector yet there is a "sector risk" disclosure under "Principal Risks."

Response:
As stated under "Principal Strategies" in the Prospectus, the Fund employs a "bottom up" investment process, which focuses on the individual attributes of a company.  This process may still result in substantial investment in a single sector, though not arising due to a focus on that sector.  Registrant believes this risk disclosure is appropriate for the Fund.

Comment 24:	In the bar chart for Emerging Markets Growth Portfolio, disclose performance for years only where there is performance history, in accordance with Form N-1A, Item 4(b)(2)(ii).

Response:
The Fund believes that the bar chart properly reflects performance for years only where there is performance history, in accordance with Form N-1A, Item 4(b)(2)(ii). The Prospectus has not been revised in response to this comment.

Comment 25:	For Emerging Markets Growth Portfolio, update the "Bar Chart and Performance Information" section to include 2016 calendar year information.

Response:	The Prospectus has been revised in response to this comment.

Comment 26:	For Emerging Markets Growth Portfolio, review the bar chart and table for accuracy and compliance with Form N-1A, Item 4(b)(2), in particular Items 4(b)(2)(iii)(B) and (C) regarding after-tax returns.

Response:	The Prospectus has been revised in response to this comment.

Additional Information About the Funds' Risks and Investments

Comment 27:
Please separate investment practices and related risks into two sections, with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
Registrant has reviewed IM Guidance Update 2014-08. Each Fund's principal strategies and risks are identified in the Fund summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Additional Risks and Other Considerations

Comment 28:
Please clarify under "Additional Risks and Other Considerations" whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08.

Response:	Please see response to Comment 27.

Management of the Funds

Comment 29:
Review the disclosure describing the fulcrum fee, in particular with respect to the performance adjustment, to ensure it is clear that such performance adjustment is calculated and accrued daily, given other disclosures stating that performance is measured over a specific performance period.

Response:
Registrant has reviewed such disclosure in its entirety for clarity after eliminating the disclosure in footnotes (a) and (c) of the operating expenses table referencing the Performance Period, in response to Staff comments. Registrant notes that the daily calculation and accrual of the performance adjustment is disclosed immediately after the first disclosure of Performance Period, and that subsequent disclosure explains that payment of the total Management fee (less minimum fees paid and any fee waivers) is made at the end of the Performance Period. Registrant further notes that the elimination of discussion of the Performance Period in footnotes to the operating expenses table has further centralized the discussion of the fulcrum fee in the "Management of the Funds" section.  Registrant believes this centralized discussion of the fulcrum fee adequately describes the operation of the fee.

Comment 30:	In the discussion of the fulcrum fee, review the sentence describing the maximum performance adjustment to ensure the proper numbers and defined term is used, namely "Index Hurdle."

Response:
Registrant has reviewed such disclosure and confirms the disclosure is accurate.  Registrant notes that the performance level at which the maximum performance adjustment is achieved is described in comparison to the Fund's benchmark, not the Index Hurdle.

Comment 31:	Confirm the disclosure under "Management of the Funds – Investment Adviser –"Calculation of Performance Adjustment for the Funds" is accurate.

Response:	Registrant has reviewed the disclosure and the text of Rule 205-1 under the Investment Advisers Act of 1940 and confirms the disclosure is accurate.

Performance of Similarly Managed Accounts

Comment 32:	Confirm that each fund presentation includes all similarly managed accounts of the Advisor.

Response:	Registrant confirms each fund presentation includes all similarly managed accounts of the Advisor.

Comment 33:	Review the similar account performance tables to ensure the since-inception dates of similarly managed accounts are clearly and properly disclosed.

Response:	Registrant has reviewed the tables and confirms such since-inception dates are clearly and properly disclosed, appearing in clearly identified footnotes.

Comment 34:	Cite the legal basis for including related fund performance.

Response:
Registrant relies on Nicholas-Applegate as the basis for its inclusion of the performance of the investment adviser's similarly managed accounts in the Prospectus for the Funds.  In Nicholas-Applegate, the SEC staff confirmed that neither Section 34(b) of the Investment Company Act of 1940 nor Section 206 of the Investment Advisers Act of 1940 would prohibit a fund from including in its Prospectus performance information regarding private accounts managed by the fund's adviser that had substantially similar investment objectives, policies, and strategies, provided that the information was not presented in a misleading manner and did not obscure or impede understanding of information that is required to be included in the fund's Prospectus (including the fund's own performance information).

Comment 35:	Confirm that the presentation of five years of related performance data for International Strategic Core is clear and accurate.

Response:
Registrant has reviewed the presentation and confirms it is clear and accurate. Registrant notes that the inception date of the accounts is September 30, 2011, as disclosed, and that data is shown as of September 30, 2016, creating a five-year track record.  The first table shows performance for the nine-month period ended September 30, 2016, calendar years 2012-2015, and the three-month period ended December 31, 2011.

Comment 36:	Explain the inclusion of financial highlights for Emerging Markets Growth Portfolio.

Response:
Emerging Markets Growth Portfolio's registration became effective in 2014, and the Fund commenced operations thereafter but has not been publicly offered.  The financial highlights presented reflect the results of such operations.

SAI

Comment 37:
Please provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on Fund investments in greater detail.

Response:
Registrant believes that the disclosure appropriately reflects each Fund's fundamental and non-fundamental investment policies as approved by its Board of Directors. The SAI has not been revised in response to this comment.

Comment 38:	Review the section "Management of the Funds – Advisory Agreements and Expenses" to ensure that disclosure provided relates only to the classes offered by the Funds.

Response:	Registrant has reviewed and revised this section in response to this comment.

Comment 39:
Review the section "Management of the Funds – Board of Directors Information – Board Committees" to ensure that meeting information is accurately reflected.  The Staff notes that Emerging Markets Growth Portfolio is currently operating, while the other Funds are newly created.

Response:	Registrant has reviewed and revised this section in response to this comment.

Comment 40:
Review the section "Portfolio Transactions – Disclosure of Portfolio Holdings" to ensure that information on the disclosure of portfolio holdings of a Fund complies with Item 16(f) of Form N-1A, in particular Item 16(f)(iii) requiring disclosure of the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response:
Registrant has reviewed this section for compliance with Item 16(f), in particular Item 16(f)(iii). Registrant notes that the disclosure states that complete portfolio holdings are posted on the Adviser's website with an approximate 30-day lag.   The disclosure also describes other circumstances under which portfolio holdings are made available to third parties including the Fund's independent auditor, financial printer service provider and proxy voting service provider.  The disclosure states that "information may be provided to these parties at any time with no lag."

Comment 41:	Please confirm that each Fund will provide information regarding control persons as well as principal holders of Fund securities, in accordance with Items 18(a) and 18(b) of Form N-1A, respectively.

Response:	Registrant confirms it will provide such information for each Fund.

PART C

Comment 42:	Include all exhibits in the post-effective amendment filing, including fund service agreements such as the Fund advisory agreement.

Response:	Registrant will include all exhibits in its post-effective amendment, including Fund advisory agreements.

*          *          *
If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.